SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings PLC
2. Reason for the notification (please tick the appropriate box or boxes):
[ ] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[X] Other (please specify)iii: Change in Nature

3. Details of person subject to the notification obligationiv :
Name: HSBC Holdings PLC		City and country of registered office (if applicable): London, United Kingdom
4. Full name of shareholder(s) (if different from 3.)v:

HSBC Bank plc
HSBC Continental Europe
HSBC Global Asset Management (UK) Limited
HSBC International Trustee Limited
INKA Internationale Kapitalanlagegesellschaft mbH

5. Date on which the threshold was crossed or reachedvi: 17/07/2023
6. Date on which issuer notified: 19/07/2023
7. Threshold(s) that is/are crossed or reached: 7%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	7.077%	0.735%	7.813%	1138,889,528
Position of previous notification (if applicable)	6.989%	0.737%	7.726%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)			Number of voting rightsix	% of voting rights
Direct			Indirect	Direct	Indirect
IE00BYTBXV33			80,604,559	7.077%

SUBTOTAL A			80,604,559	7.077%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Lent				45,089	0.003%

			SUBTOTAL B.1	45,089	0.003%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Equity Swap			Cash Settled	8,333,573	0.731%

			SUBTOTAL B.2	8,333,573	0.731%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
HSBC Holdings plc
HSBC Bank plc	3.718%	0.735%	4.454%

HSBC Holdings plc
HSBC Global Asset Management Limited
HSBC Global Asset Management (UK) Limited	0.000%	Nil	0.000%

HSBC Holdings plc
HSBC Bank plc
HSBC BANK PLC (PARIS BRANCH)
HSBC Continental Europe	3.222%	Nil	3.222%

HSBC Holdings plc
HSBC Bank plc
HSBC BANK PLC (PARIS BRANCH)
HSBC Continental Europe
HSBC Continental Europe S.A., Germany
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH
INKA Internationale Kapitalanlagegesellschaft mbH	0.135%	Nil	0.135%

HSBC Holdings plc
HSBC Asia Holdings Limited
The Hongkong and Shanghai Banking Corporation Limited
HSBC International Trustee (Holdings) Pte. Limited
HSBC International Trustee Limited	0.001%	Nil	0.001%

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Done at London on 19/07/2023.

Notes

i. Persons completing this form should have regard to the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 as amended (the "Regulations"), the Central Bank of Ireland's Transparency Rules (the "Transparency Rules") and Commission Delegated Regulation (EU) 2015/761 of 17 December 2014.
ii Full name of the legal entity and other identifying specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity).

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Regulation 15(b) to (h) of the Regulations (Article 10 (b) to (h) of Directive 2004/109/EC); or (c) the holder of financial instruments referred to in Regulation 17(1) of the Regulations (Article 13(1) of Directive 2004/109/EC).

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the following list is provided as an indication of the persons who should be mentioned:

-     in the circumstances foreseen in letter (b) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

-     in the circumstances foreseen in letter (c) of the Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

-     in the circumstances foreseen in letter (d) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

-     in the circumstances foreseen in letter (e) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Regulation 14 of the Regulations (Article 9 of Directive 2004/109/EC), under letters (a) to (d) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC) or under a combination of any of those situations, the controlled undertaking;

-     in the circumstances foreseen in letter (f) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

-     in the circumstances foreseen in letter (g) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity that controls the voting rights;

-     in the circumstances foreseen in letter (h) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Regulation 15(b) to (h) of the Regulations (Article 10 (b) to (h) of Directive 2004/109/EC). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Regulation 15 of the Regulations (Article 10 Directive 2004/109/EC) unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with the requirements of the Regulations and the Transparency Rules.

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the lowest applicable threshold in accordance with the Regulations and the Transparency Rules  the holder is not obliged to disclose the extent of the holding only that the holding is "below 3%" or "below 5%" as appropriate.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns - if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period - please specify this period - for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Regulation 17(4) of the Regulations/Article 13(1a) of Directive 2004/109/EC).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings, starting with the ultimate controlling natural person or legal entity, has to be presented also in cases in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification, as only thus will the markets get a full picture of the group holdings. In the case of multiple chains through which the voting rights and/or financial instruments are effectively held, the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.).

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespective of whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 July, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary